UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Adams Respiratory Therapeutics, Inc.
(Name of Subject Company (Issuer))
Twickenham Inc.
an indirect, wholly-owned subsidiary of Reckitt Benckiser Group plc
(Names of Filing Person (Offerors))
Common Stock, $.01 par value per share
(Title of Class of Securities)
00635P107
(CUSIP Number of Class of Securities)
(Underlying Options to Purchase Common Shares)

ANDREW BALDRY
RECKITT BENCKISER GROUP PLC
103-105 BATH ROAD
SLOUGH
BERKSHIRE SL1 3UH
UNITED KINGDOM
+44 (0)1753 217800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Neil Goodman, Esq.
Richard Baltz, Esq.
Arnold & Porter LLP
555 12th Street, NW
Washington, DC 20004
Telephone: (202) 942-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable

Form or Registration No.:	Not applicable

Filing Party:	Not applicable

Date Filed:	Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

5- Email to Adams employees from Javed
December 10, 2007
Dear Adams Respiratory Therapeutics Team,
Adams Respiratory Therapeutics is a well-established, market leader and our team at Reckitt Benckiser is looking forward to working with you as the acquisition is finalized over the coming weeks.
Like Adams Respiratory Therapeutics, Reckitt Benckiser has some of the best-known, most-trusted brands in the world, including Lysol®, Air Wick®, Spray ‘n Wash®, French’s® and Clearasil®. Our company’s North American headquarters is conveniently located in Parsippany, NJ, just 25 minutes from the Chester, NJ, headquarters of Adams Respiratory Therapeutics. In addition, one of our global centers of excellence for research and development is located in Montvale, NJ, and we have a manufacturing site in Belle Mead, NJ. Within North America, we have five manufacturing sites and six distribution centers.
Reckitt Benckiser is a top 10 global consumer healthcare company with leading brands such as Nurofen®, Strepsils®, Lemsip® and Gaviscon®. Consumer health and personal care comprises about 25% of our company net revenue and we also have a specialty pharmaceutical business.
Over the last seven years, Reckitt Benckiser has outperformed the household consumer goods industry in terms of net revenue and net income. We invest heavily in our brands and we firmly believe in continuous innovation. Roughly 40% of our global net revenue comes from products launched in the prior three years. We also invest about 12% of our net revenue on advertising, one of highest levels of advertising investment in the industry.
The Adams acquisition will enable Reckitt Benckiser to gain a presence in the very important U.S. consumer healthcare business and there is the opportunity for Adams Respiratory Therapeutics to leverage our global infrastructure to bring Adams’ portfolio of brands to worldwide markets. It is truly a winning proposition for both companies.
Please see the press release for more details.
Thank you,

Javed Ahmed
EVP, NA/ANZ
IMPORTANT INFORMATION
This message is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Adams Respiratory, Inc. common stock has not commenced. At the time the offer is commenced, an indirect, wholly owned subsidiary of Reckitt Benckiser Group plc will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Adams will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Adams’ security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.